RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

21 June 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX/COURIER

07024778

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Twenty-Seventh Annual General Meeting for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

PROCESSED
JUL 03 2007
THOMSON FINANCIAL

RECEIVED
2007 JUN 28 A 8:30

TAN WOOI MENG
Group Company Secretary

Encls...
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Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **21/06/2007 12:18:18 PM**
Submitted by **RESORTS WORLD** on **21/06/2007 05:40:03 PM**
Reference No **RW-070621-7A515**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB" or "the Company")
-Twenty-Seventh Annual General Meeting ("27th AGM")

* **Contents :-**

The Board of Directors of RWB is pleased to inform that the shareholders of RWB have at the 27th AGM of the Company held on Thursday, 21 June 2007 approved all the resolutions under Ordinary and Special Businesses as set out in the Notice of the 27th AGM contained in the Annual Report for Year 2006.

RESORTS WORLD BHD

TAN SRI LIM KOK THAY
Chairman & Chief Executive

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END